Exhibit 1.01

CDC Games Adds Three New Games to Growing Games Portfolio
CDC Games to Launch These Three New “Free-to-Play, Pay-for-Merchandise” Games Later This Year

Beijing, April 19, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today it has signed definitive agreements to license three new online games for exclusive distribution in China in the second half of 2007. These new titles add to the growing portfolio of highly anticipated games already scheduled for 2007 that includes The Lord of the Rings Online™: Shadows of Angmar™, a subscription-based game, and Stone Age 2 and Special Forces, both free-to-play, pay-for-merchandise” games.

CDC Games will license ChaosGem, a “free-to-play, pay-for-merchandise” and full 3D Side Scroller game with elements of RPG (role playing game), from Uniana Co. The game features two modes: Story Mode for character and skill development, and Player-Versus-Player mode for competing against other players and teams. The game is currently in Open Beta Test in Korea and received the Best Online Game of the Month award co-sponsored by the Ministry of Culture and Tourism, Korea Electronic Times and The Games magazine in January 2007. The game is targeted for release in China in the third quarter of 2007.

The second game CDC Games is licensing is Deco Online, a “free-to-play, pay—for-merchandise” MMORPG (Massive Multiplayer Online Role Playing Game), from Hyon Corp. Deco Online offers a host of popular features including a Player-Versus-Player Battle Room, Team Match, and Capture the Hill competition. Deco Online has been operating in commercial service in Japan since April 2006, and in Indonesia since May 2006. The game is targeted for release in China during the fourth quarter of 2007.

CDC Games will also license Xeros, a “free-to-play, pay-for-merchandise” MMORPG (Massive Multiplayer Online Role Playing Game), from Hi-Win Co. Ltd. The game enables players to join different groups to compete for territories in a virtual world. The game will be published exclusively by CDC Games in China in the second half of 2007. The game is currently in its third Closed Beta in Korea and over 50 Xeros-related online fan communities have already been created by Xeros users in Korea since the beginning of the Closed Beta process.

“We are very pleased to expand and diversify our portfolio of ‘free to play, pay for merchandise’ games,” said Xiaowei Chen, Ph.D., CEO of CDC Games. “By staying close to the game players, we understand and anticipate what they want and we use this unique knowledge to drive our investments in games development and acquisitions. We believe these new free-to-play games will appeal to our existing base of 46.5 million players, in addition to many potential new players in China, one of the world’s largest online games markets. These new exciting games will add to our growing portfolio of highly anticipated games scheduled for launch in 2007 and by the end of this year, CDC Games will have more than five new, exciting titles in China, in addition to our current blockbuster hit, Yulgang.”

About Uniana
Uniana Co. Ltd (www.uniana.com) was established in 1988 and is one of the oldest and well known arcade game developers. The company entered into the online game industry in 2004 and launched its online game portal “GAMORI” to provide a range of games including web board games (Janggi, Baduk, Omuk), Casual Games (Be Happy, Square Bombs, Ball Tang), RPG Casual Games (ChaosGem) and others.

About Hyon
Hyon Corp. (www.hyon4u.com) is a leader in digital multimedia broadcasting (DMB) products in Korea and is rapidly expanding in PC online games. The company, which was founded in 1987 and based in Seoul, Korea, also provides Navigation and GPS services in Korea.

About Hi-Win
Hi-Win Co Ltd, (www.hi-win.com), established in 1998, is a leading online games developer based in South Korea. In 2002, it launched its first game called “The Final Step,” a martial arts online game which won the Best Game of the Year Award from the Korean Ministry of Culture and Tourism in 2002. “The Final Step” is currently in service in four countries including Japan, China, Taiwan and Korea

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the anticipated launch dates for future games by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful MMORPGS; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations
Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations
Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com